

September 27, 2010

Mr. Jerome Mahoney
Chief Executive Officer and Chief Financial Officer
B Green Innovations, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re:** **B Green Innovations, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 19, 2010**
> **Form 10-Q for the Quarterly Period ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 333-120490**

Dear Mr. Mahoney:

We have reviewed your letter dated September 7, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Balance Sheets, page 3

1.   We have reviewed your response to our prior comment number 2. It remains unclear to us why you are accruing dividends related to your preferred stock. Specifically, although you cite your Board of Directors authorized the accrual of preferred dividends, it does not appear that these dividends have been officially declared. Please advise. Otherwise, we repeat our prior comment to tell us the accounting literature that you have cited to accrue these dividends on your balance sheet.

Form 10-Q for the quarterly period ended March 31, 2010

Condensed Balance Sheets, page 1

2. We note your response to our prior comment number 4. Your response does not appear to completely address our prior comment. We repeat our prior comment to tell us how you considered ASC 480-10-S99-6 related to your presentation of preferred stock on your balance sheet. In this regard, we note that the conversion price is variable because it is based on the closing bid price of the common stock on the last trading day immediately prior to the date that that notice of conversion is tendered to the company. Please note that a variable conversion rate would result in an unlimited or unknown number of common shares to be issued upon conversion. The issuer might not control settlement by delivering shares in this scenario and, therefore, cash settlement might be presumed and the preferred stock could be classified as temporary equity.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief